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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eve Holding, Inc. Begins Trading Today on the New York Stock Exchange Under the Symbol “EVEX”

•        Listing follows completion of a business combination with Zanite Acquisition Corp. (“Zanite”)

•        The closing of the business combination generated $377 million of gross proceeds, which will be used to accelerate the development, certification and commercialization of Eve’s comprehensive UAM solution

•        Eve to ring the opening bell at the New York Stock Exchange today at 9:30 am ET

Melbourne, Florida – May 10, 2022 – Eve Holding, Inc. (“Eve” or the “Company”) announced today that its common stock and warrants will begin trading on the New York Stock Exchange (“NYSE”) today under the ticker symbols “EVEX” and “EVEXW”, respectively.

Management will participate in an opening bell ceremony at the NYSE today in celebration of the public listing, which follows the completion on May 9, 2022, of a business combination between Zanite and EVE UAM, LLC, a leader in the development of next-generation Urban Air Mobility (“UAM”) solutions and a subsidiary of Embraer S.A. (“Embraer”).

“Today, we celebrate a historic milestone in a journey that we began nearly five years ago in EmbraerX, the market accelerator of Embraer, a leader in the global aviation industry,” said André Stein, Co-CEO of Eve. “This transaction is a key enabler of our mission to become a leading player in a potential $760 billion UAM addressable market, and we thank the entire team at Eve and Embraer for all of their hard work, and our partners at Zanite as well as our other investors for their support,” he said.

Eve has created a comprehensive, practical and capital-efficient UAM solution spanning electric vertical take-off and landing (eVTOL) vehicle design and production, service and support, fleet operations and urban air traffic management (UATM).

“We believe Eve is uniquely positioned to develop, certify and commercialize our UAM solutions on a global scale,” said Jerry DeMuro, Co-CEO of Eve. “Our pipeline of launch orders for 1,825 vehicles secured via non-binding letters of intent from 19 customers consists of industry leaders who also invested in Eve, including Azorra Aviation, Falko Regional Aircraft, Republic Airways and SkyWest, and provides powerful validation of our business strategy and vision.”

“We believe in the great potential of the global UAM market and Eve is well positioned to be a global leader by delivering an effective and sustainable new mode of urban transportation”, said Francisco Gomes Neto, President and CEO of Embraer. “We are fully committed to Eve, which plays a key role in our growth strategy driven by innovation and enterprise efficiency.”

Eve’s strategic partnership with Embraer is a key competitive advantage. The partnership includes a royalty-free license to Embraer’s background IP to be used within the UAM market as well as access to thousands of skilled Embraer employees on a flexible, first priority basis and use of Embraer’s global infrastructure, pursuant to the terms of certain services agreements between Embraer and Eve. The strategic alignment with Embraer also provides Eve with important cost and execution advantages as it seeks to scale its UAM solution globally.

“The Zanite team is excited to be part of Eve’s impressive journey,” said Kenn Ricci, a director of Eve and Principal of Directional Aviation Capital, a former member of Zanite’s sponsor. “We look forward to our continued partnership with Eve, where we will continue to leverage our extensive experience in the aviation sector to support Eve as it continues to expand its footprint in global eVTOL market.”

Image: https://bit.ly/3wiUTQy

About Eve

Eve is dedicated to accelerating the UAM ecosystem. Benefitting from a startup mindset, backed by Embraer's more than 50-year history of aerospace expertise, and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem, with an advanced eVTOL project, a comprehensive global services and support network and a unique air traffic management solution. For more information, please visit www.eveairmobility.com

About Zanite

Zanite was formed as a special purpose acquisition company to focus on the aviation sector. Zanite's sponsor is managed by Kenneth C. Ricci, Principal of Directional Aviation Capital, and Steven H. Rosen, Co-Founder and Co-Chief Executive Officer of Resilience Capital Partners. For more information, please visit www.zaniteacquisition.com.

About Embraer

A global aerospace company headquartered in Brazil, Embraer (NYSE: ERJ) has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales. Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year. Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe. For more information, please visit www.embraer.com.

Forward-Looking Statements

Certain statements in this press release include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations with respect to future performance and anticipated financial impacts of the business combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of the business combination; (iii) risks relating to the uncertainty of the projected financial information with respect to the Company; (iv) the outcome of any legal proceedings that may be instituted against the Company following the completion of the business combination; (v) future global, regional or local economic and market conditions, including the growth and development of the urban air mobility market; (vi) the development, effects and enforcement of laws and regulations; (vii) the Company’s ability to grow and manage future growth, maintain relationships with customers and suppliers and retain its key employees; (viii) the Company’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; (ix) the Company’s ability to successfully develop, obtain certification for and commercialize its aircraft, (x) the effects of competition on the Company’s future business; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) the impact of the global COVID-19 pandemic and (xii) those factors discussed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2022 (the “Proxy Statement”) under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release and undue reliance should not be placed upon the forward-looking statements.

Investor Information

https://ir.eveairmobility.com/

Contacts

investors@eveairmobility.com
media@eveairmobility.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations